FIRST WATCH RESTAURANT GROUP, INC.

8725 Pendery Place, Suite 201

Bradenton, FL 34201

September 28, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Jennifer López

Re:	First Watch Restaurant Group, Inc.

Registration Statement on Form S-1

(File No. 333-259360)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-259360) (as amended, the “Registration Statement”) of First Watch Restaurant Group, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on September 30, 2021 or as soon as practicable thereafter.

Please call Alexander D. Lynch at (212) 310-8971, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

First Watch Restaurant Group, Inc.

By:	/s/ Jay Wolszczak
	Name:	Jay Wolszczak
	Title:	General Counsel and Secretary